Exhibit 99.2

Medifocus, Inc. Announces Financial Results for the Six Months Ending September 30, 2015

Second Quarter Revenue of $1,136,360

COLUMBIA, MD and TORONTO, ON—(Marketwire—December 7, 2015)—Medifocus Inc. (OTCQX: MDFZF) (TSX VENTURE: MFS) (Medifocus or the Company) reported its financial results for the second fiscal quarter ending September 30, 2015.

For the three months ended September 30, 2015, sales were US$1,136,360, representing an increase of 1% from the previous three months ended June 30, 2015, and an increase of 77% from the same period in 2014. Operating loss increased by $321,009 to $957,807 in the three months ended September 30, 2015 from $636,708 in the three months ended June 30, 2015 primarily due to the increase in consulting, research and development expenses. However, compared to the same period in 2014, the operating loss for the quarter decreased $467,762, a 32% improvement, primarily due to the Prolieve cost restructuring implemented in August 2014.

Sales from the Prolieve® Thermodilatation System reached US$2,261,370 for the six months ended September 30, 2015, a decrease of $29,796 from the same period of 2014. The loss of operation for the six months ended September 30, 2015 is $1,594,515, compared to a net loss of $2,479,070 in the same period of the previous year, a 36% improvement.

Dr. Augustine Y. Cheung, CEO of Medifocus, commented, “Since we launched the Prolieve® restructuring program, we have reduced our operating costs and are seeing gradual recovery in revenue and reduction in operating expenses as a result of the impact of the restructuring. We will remain diligently focused on minimizing our operating expenses and improve gross margin in our effort to grow the Prolieve® business in a more efficient and sustainable manner.”

Prolieve® offers a unique “Thermodilatation” treatment for BPH. Thermodilatation is a combinational therapy using Transurethral Microwave Therapy (TUMT) together with cooled and pressurized balloon dilatation therapy simultaneously.

BPH is a medical condition caused by the enlargement of the male’s prostate gland which affects over 50% of all men over the age of 50. The Prolieve® device is a revenue generating FDA approved (PMA) commercial product and the only patented Thermodilatation device available on the market. The unique combinational treatment is a 45-minute, in-office, outpatient procedure which does not require intravenous sedation, and which results in both immediate and long-term symptomatic relief for BPH patients.

About Medifocus, Inc.:

Medifocus, Inc. (TSXV-MFS, OTC-MDFZF) is biotechnology company with a portfolio of medical technologies that utilize heat activation to treat conditions ranging from prostate diseases to breast cancer and extends to gene therapy. Heat is known to accelerate numerous chemical and biochemical reactions, and Medifocus’ portfolio relies on this fact to improve clinical outcome. Its Prolieve® Thermodilatation System offers relief from Benign Prostatic Hyperplasia (BPH) to millions of men with a simple, 45-minute, in-office treatment. Its APA 1000 Breast Cancer

Treatment System is currently in phase 3 clinical trials, and it is designed to destroy localized breast tumors through the application of heat alone or in combination with chemotherapy. Medifocus has formally entered into an exclusive license agreement with Duke University to the Patent Rights of a “method for selective expression of therapeutic genes in cancer cells by hyperthermia” to develop Heat-Activated and Tumor-Targeted Immunotherapy and Gene Therapy. This is a novel approach to control expression of anti-cancer genes intratumorally with focused heat and is a unique method to achieve precise viral delivery of gene therapy and molecular therapeutics on demand. Medifocus will work on further development of other focused heat devices and delivery vector, making it universal to accommodate other molecular and genetic therapeutics. The Company believes this could result in an entire stable of gene-specific, heat-activated treatments for a variety of medical conditions.

For more details, please visit:

www.medifocusinc.com

www.prolieve.com

www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect to the benefit to Medifocus’ future growth resulting from the acquisition of additional intellectual property rights, additional treatment possibilities and the expectation that sales from Prolieve® may accelerate as a consequence. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, the Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Relations: John Mon, COO, Medifocus, Inc. Tel: 410-290-5734 jmon@medifocusinc.com

Investor Relations: Michael Porter, President, Porter, LeVay and Rose, 212-564-4700

Mike@plrinvest.com